SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 1, 2006

By:  /a/Andrew M. Archibald___________________

       Andrew M. Archibald, C.A., CFO and Secretary

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces 2006 Second Quarter Results

■

Recorded $32.4 million in restructuring and other charges

■

Sales increase 16.7% over previous year

■

SG&A reduced for second consecutive quarter

Montréal, Québec and Bradenton, Florida – August 1, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for the second quarter ended June 30, 2006. All dollar amounts are in US dollars unless otherwise indicated.

The Company recorded a net loss per share of $0.44 for the second quarter of 2006, compared to earnings of $0.13 per share for the same period last year. Adjusted net earnings were reduced to $0.08 for the second quarter of 2006 from $0.15 for the corresponding quarter last year, mainly due to the impact of a higher effective income tax rate in 2006, coupled with higher year-over-year selling, general and administrative (“SG&A”) expenses attributable to the October 2005 Flexia acquisition, research and development (“R&D”) expenses and financial expenses.

“While year-over-year adjusted net earnings were down, the second quarter showed improvement over Q1. Progress in this year’s second quarter was due primarily to improvements in sales volumes, and continued aggressive cost reductions,” stated Intertape Polymer Group Inc. (“IPG” or the “Company”) Interim CEO, Dale McSween.

Sales for the second quarter of 2006 were up 16.7% to $222.1 million compared to the second quarter of 2005. Excluding revenues related to the October 2005 Flexia acquisition, sales increased 5.2%, of which 3.5% was related to higher selling prices and 1.7% was due to increased sales volumes. Volume growth was driven by tape and film products.

“Sales volumes in tapes and films were up 6.5% compared to the first quarter of 2006, primarily in resin-based products, as customers in some of the Company’s markets were back acquiring product after drawing down their existing inventories in the first quarter. However, overall demand for the Company’s products was uneven. There was softening in demand for products related to residential construction, a key market for the Company’s coated products operation,” said Mr. McSween.

Gross profit for the quarter was $39.6 million, up slightly from $39.4 million recorded for the corresponding quarter last year, while gross margin for the second quarter was 17.8% compared to 20.7% for the same quarter last year. The margin decline was due to the Flexia acquisition, which has a lower gross margin structure, decreasing sales prices in the second quarter of 2006, and changes in product mix. Excluding the impact of the Flexia acquisition, the gross margin would have been 18.5%.

Cost reduction efforts yield results

SG&A expenses were $26.0 million in the second quarter of 2006, compared to $24.8 million a year ago. Much of the increase was attributable to the SG&A costs of Flexia. Excluding Flexia, SG&A expenses would have been approximately $24.5 million. “While SG&A expenses increased compared to the same period last year, as a percent of sales for the quarter, they were down to 11.7% for this quarter compared to 13.1% for the second quarter of 2005, reflecting our focused efforts to reduce costs in this area,” said IPG’s Chief Financial Officer, Andrew M. Archibald, C.A. “Over the past two quarters in particular, we have succeeded in bringing SG&A expenses down from $30.1 million in the fourth quarter of 2005 to $26.0 million.” Compliance with the requirements of the Sarbanes-Oxley Act of 2002 cost the Company approximately $0.7 million for the second quarter of 2006. The Company did not experience significant Sarbanes-Oxley Act costs in the second quarter of 2005.

Costs relating to manufacturing facility closures, restructuring and other charges were $32.4 million in the second quarter of 2006 compared to $1.1 million for the same quarter last year. Of the $32.4 million in 2006 costs, $1.7 million related to manufacturing facility closure costs, while the remainder of $30.7 million pertained to restructuring and other charges.

For the second quarter of 2006, the estimated effective tax rate was 33.7% compared to an estimated effective tax rate of 6.8% for the second quarter of 2005. The 2005 effective tax rate included the impact of certain non-recurring tax adjustments.

EBITDA for the second quarter of 2006 was negative $12.9 million compared to $19.6 million for the same quarter last year, due mainly to costs relating to manufacturing facility closures, restructuring and other charges. Excluding these items, adjusted EBITDA was $19.5 million compared to $20.7 million for the same period last year.

From a cash perspective, the Company generated $6.5 million of free cash flow in the second quarter compared to $0.3 million in the first quarter of 2006. Total debt was also reduced over the course of the second quarter by $5.9 million.

Due to certain covenant restrictions, as of June 30, 2006, the Company had access to $55.4 million of its $75.0 million revolving credit facility. As of June 30, 2006, the Company had cash, cash equivalents, and credit availability of $49.7 million.  At the end of the quarter, certain covenants in the credit facilities were amended to accommodate the charges associated with previously-announced cost savings initiatives.

Non-GAAP Information

This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, and free cash flow. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company’s investors in evaluating the Company’s performance. In particular, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

“Adjusted net earnings” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings are defined by the Company as net earnings (as reported) plus manufacturing facility closures, restructuring and other charges (on a net of tax basis). A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

Reconciliation of Net Earnings to Adjusted Net Earnings

Periods ended June 30, (in millions of US dollars)
	Three months		Six months
	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18.2)	5.4	(28.2)	11.5
Add back:
Manufacturing facility closures, restructuring and other charges	32.4	1.1	49.9	1.8
Income taxes (recovery)	(9.3)	0.4	(15.0)	1.7
Adjusted pre-tax earnings	4.9	6.9	6.7	15.0
Subtract:
Income taxes - at effective tax rate (i)	1.8	0.8	2.5	2.4
Adjusted net earnings	3.1	6.1	4.2	12.6

(i) Effective income tax rate	37.6%	11.6%	37.6%	16.0%

(in US dollars per share – diluted)

Net earnings (loss) – as reported	(0.44)	0.13	(0.69)	0.28
Adjusted net earnings	0.08	0.15	0.10	0.30

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA plus manufacturing facility closure costs. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

Periods ended June 30, (in millions of US dollars)
	Three months		Six months
	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18.2)	5.4	(28.2)	11.5
Add back (deduct):
Financial expenses, net of amortization	6.0	5.6	12.4	10.9
Income taxes (recovery)	(9.3)	0.4	(15.0)	1.7
Depreciation and amortization	8.6	8.2	17.5	16.1
EBITDA	(12.9)	19.6	(13.3)	40.2
Add back:
Manufacturing facility closures, restructuring and other charges	32.4	1.1	49.9	1.8
Adjusted EBITDA	19.5	20.7	36.6	42.0

Free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Reconciliation of Cash Flows from Operating Activities to Free Cash Flow

Periods ended June 30,
(in millions of US dollars)
	Three months		Six months
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities – as reported	14.5	11.7	20.8	9.9
Subtract:
Property, plant and equipment expenditures	8.0	4.1	14.0	9.1
Free cash flow	6.5	7.6	6.8	0.8

Outlook

“With much of our restructuring efforts accomplished, Management is now focused on improving the overall profitability of our core businesses,” concluded Mr. McSween.

(All figures in U.S. dollars, unless otherwise stated; June 30, 2006, exchange rate: Cdn $1.1159 = U.S.$1.00)

Conference Call

A conference call to discuss IPG’s second quarter results will be held Wednesday, August 2, 2006 at 10:00 A.M. Eastern Time. Participants may dial 1-888-639-6205 (U.S. and Canada) and 1-703-925-2608 (International). The conference call will also be simultaneously webcast on the Company’s website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 837952. The recording will be available from Wednesday, August 2, 2006 at 3:15 P.M. until Wednesday, August 9, 2006 at 11:59 P.M, Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,700 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Selected Financial Information

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars,

except per share amounts)

(Unaudited)

-----------------------------------------------------------------

                                 Three months          Six months

-----------------------------------------------------------------

                             2006        2005      2006      2005

-----------------------------------------------------------------

                                $           $         $         $

Sales                     222,144     190,282   439,055   377,979

Cost of sales             182,534     150,895   360,656   299,469

-----------------------------------------------------------------

Gross profit               39,610      39,387    78,399    78,510

-----------------------------------------------------------------

Selling, general and

 administrative expenses   25,982      24,844    54,035    48,761

Stock-based compensation

 expense                      590         483     1,115       938

Research and development    1,662       1,224     3,342     2,235

Financial expenses          6,396       5,918    13,113    11,567

Manufacturing facility

 closures, restructuring

 and other charges         32,423       1,087    49,925     1,806

-----------------------------------------------------------------

                           67,053      33,556   121,530    65,307

-----------------------------------------------------------------

Earnings (loss) before

 income taxes             (27,443)      5,831   (43,131)   13,203

Income taxes (recovery)    (9,260)        399   (14,959)    1,738

-----------------------------------------------------------------

Net earnings (loss)       (18,183)      5,432   (28,172)   11,465

-----------------------------------------------------------------

-----------------------------------------------------------------

Earnings (loss) per share

 Basic                      (0.44)       0.13     (0.69)     0.28

-----------------------------------------------------------------

-----------------------------------------------------------------

 Diluted                    (0.44)       0.13     (0.69)     0.28

-----------------------------------------------------------------

-----------------------------------------------------------------

Consolidated Retained Earnings

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

-------------------------------------------------------------------

                               Three months              Six months

-------------------------------------------------------------------

                           2006        2005        2006        2005

-------------------------------------------------------------------

                              $           $           $           $

Balance, beginning of

 period                  97,172      85,642     107,161      79,609

Net earnings (loss)     (18,183)      5,432     (28,172)     11,465

-------------------------------------------------------------------

                         78,989      91,074      78,989      91,074

Premium on purchase for

 cancellation of common

 shares                                  11                      11

-------------------------------------------------------------------

Balance, end of

 period                  78,989      91,063      78,989      91,063

-------------------------------------------------------------------

-------------------------------------------------------------------

Common shares

 Average number

 of shares

 outstanding

Cdn GAAP - Basic     40,985,440  41,214,969  40,975,035  41,226,215

Cdn GAAP - Diluted   40,985,440  41,550,160  40,975,035  41,493,093

US GAAP - Basic      40,985,440  41,214,969  40,975,035  41,226,215

US GAAP - Diluted    40,985,440  41,550,160  40,975,035  41,493,093

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

-------------------------------------------------------------

                            June 30, 2006   December 31, 2005

                               (Unaudited)           (Audited)

-------------------------------------------------------------

                                        $                   $

ASSETS

Current assets

 Cash and cash equivalents          8,019              10,134

 Trade receivables, net of

  allowance for doubtful

  accounts of $6,832 ($7,574

  at December 31, 2005)           126,188             124,440

 Other assets and receivables      11,752              17,125

 Inventories                       99,706             105,565

 Parts and supplies                13,942              14,836

 Prepaid expenses                   5,358               8,406

 Future income taxes               16,142              16,142

-------------------------------------------------------------

                                  281,107             296,648

Property, plant and

 equipment                        341,055             362,827

Other assets                       18,036              21,071

Future income taxes                41,209              24,014

Goodwill                          186,714             184,756

-------------------------------------------------------------

                                  868,121             889,316

-------------------------------------------------------------

-------------------------------------------------------------

LIABILITIES

Current liabilities

 Bank indebtedness                 10,000              15,000

 Accounts payable and accrued

  liabilities                     101,787             104,256

 Installments on long-term

  debt                              3,331               2,784

-------------------------------------------------------------

                                  115,118             122,040

Long-term debt                    327,692             328,113

Pension and post-retirement

 benefits                           7,241               4,313

Other liabilities                     435                 435

-------------------------------------------------------------

                                  450,486             454,901

-------------------------------------------------------------

SHAREHOLDERS' EQUITY

Capital stock                     287,317             287,187

Contributed surplus                 8,879               6,237

Retained earnings                  78,989             107,161

Accumulated currency

 translation adjustments           42,450              33,830

-------------------------------------------------------------

                                  417,635             434,415

-------------------------------------------------------------

                                  868,121             889,316

-------------------------------------------------------------

-------------------------------------------------------------

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------

                                      Three months        Six months

                                      2006    2005     2006     2005

--------------------------------------------------------------------

                                         $       $        $        $

OPERATING ACTIVITIES

Net earnings (loss)                (18,183)  5,432  (28,172)  11,465

Non-cash items

 Depreciation and

  amortization                       8,634   8,234   17,483   16,142

 Loss on disposal of

  property, plant and

  equipment                            165              165

 Other non-cash charges in

  connection with facility closures

  and restructuring                 19,547      81   35,664      127

 Future income taxes                (9,555)    203  (15,470)   1,372

 Stock-based compensation

  expense                              590     483    1,115      938

 Pension and post-retirement

  benefits funding in excess of

  amounts expensed                    (474)    (60)    (474)    (120)

--------------------------------------------------------------------

Cash flows from operations

 before changes in non-cash working

 capital items                         724  14,373   10,311   29,924

--------------------------------------------------------------------

Changes in non-cash working

 capital items

  Trade receivables                 (5,682)  2,801     (596)  (9,100)

  Other assets and

   receivables                       4,265   2,082    5,464    2,017

  Inventories                       10,027  (6,338)   5,520   (9,535)

  Parts and supplies                  (177)    (96)    (447)    (409)

  Prepaid expenses                   2,941     449    3,088      132

  Accounts payable and accrued

   liabilities                       1,900  (1,616)  (3,044)  (3,285)

--------------------------------------------------------------------

                                    13,274  (2,718)   9,985  (20,180)

--------------------------------------------------------------------

Cash flows from operating

 activities                         13,998  11,655   20,296    9,744

--------------------------------------------------------------------

INVESTING ACTIVITIES

Property, plant and

 equipment                          (7,974) (4,069) (14,011)  (9,058)

Proceeds on sale of property,

 plant and equipment                 2,086            2,086

Other assets                        (4,334)   (740)  (4,013)  (1,601)

Goodwill                              (156)            (454)    (300)

--------------------------------------------------------------------

Cash flows from investing

 activities                        (10,378) (4,809) (16,392) (10,959)

--------------------------------------------------------------------

FINANCING ACTIVITIES

Net change in bank

 indebtedness                       (5,000)          (5,000)   5,000

Repayment of long-term debt           (855) (1,164)  (1,539)  (1,703)

Issue of common shares                   2      68      130       71

Common shares purchased for

 cancellation                                 (340)             (340)

--------------------------------------------------------------------

Cash flows from financing

 activities                         (5,853) (1,436)  (6,409)   3,028

--------------------------------------------------------------------

Net increase (decrease) in

 cash position                      (2,233)  5,410   (2,505)   1,813

Effect of currency

 translation adjustments               364    (246)     390     (448)

Cash, beginning of

 period                              9,888  18,083   10,134   21,882

--------------------------------------------------------------------

Cash, end of period                  8,019  23,247    8,019   23,247

--------------------------------------------------------------------

--------------------------------------------------------------------

FOR INFORMATION CONTACT:

Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:  itp$info@itape.com

Web: www.intertapepolymer.com